UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 8, 2022

ORACLE HEALTH, INC.
(Exact name of issuer as specified in its charter)

Delaware	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695
(Full mailing address of principal executive offices)

727-470-3466
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 3. Material Modification to Rights of Securityholders

On June 7, 2022, Oracle Health, Inc. (“Oracle DE” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oracle Health, Inc. (“Oracle NV” or the “Surviving Corporation”), a Nevada corporation incorporated on June 3, 2022 in order to facilitate the conversion of the Company from a Delaware corporation to a Nevada Corporation. Pursuant to the Merger Agreement, the Company agreed to merger with and into Oracle NV, with Oracle NV continuing as the surviving entity (the “Reincorporation Merger”). The Reincorporation Merger became effective on June 8, 2022, the date on which articles of merger were filed with the Secretary of State of the State of Nevada and a certificate of merger was filed with the Secretary of State of the State of Delaware (the “Effective Time”).

As a result of the Reincorporation Merger, (i) each outstanding share of Oracle DE’s common stock has been automatically converted into one share of Oracle NV’s common stock and (ii) all options and other rights to acquire Oracle DE’s common stock outstanding immediately prior to the Reincorporation Merger have also been automatically converted into options and rights to acquire the same number of shares of Oracle NV’s common stock, under the same terms and conditions.

Prior to the Effective Time of the Reincorporation Merger, Oracle DE’s corporate affairs were governed by the General Corporation Law of the State of Delaware (the “DGCL”). The rights of its stockholders were subject to its Certificate of Incorporation, as amended and restated, and its Bylaws, as amended and restated. As a result of the Reincorporation Merger, holders of Oracle DE’s common stock are now holders of Oracle NV’s common stock and their rights as holders are governed by the Nevada Revised Statutes and Oracle NV’s Articles of Incorporation and Bylaws.

Following the Reincorporation Merger, the Articles of Incorporation and Bylaws of Oracle NV became the governing instruments of the Surviving Corporation, resulting in several changes from the Certificate of Incorporation and Bylaws of Oracle DE. These changes include a change in the registered office from an office in Delaware to an office in Nevada. However, there is no change to the authorized capital of the Surviving Corporation which continues to consist of 50,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share. For more information on the changes to the governing instruments, see the sections titled “Changes to Certificate of Incorporation” and “Changes to Bylaws” below.

Reasons for the Reincorporation

Nevada is a nationally-recognized leader in adopting and implementing comprehensive and flexible corporation laws that are frequently revised and updated to accommodate changing legal and business needs. Nevada courts have developed considerable expertise in dealing with corporate legal issues and have produced a substantial body of case law construing Nevada corporation laws.

In addition, we anticipate that the Reincorporation will result in reduced corporate tax obligations, as Nevada currently imposes no corporate income or franchise tax, while Delaware imposes an annual franchise tax, ranging from $175 to a maximum of $200,000. Despite that we are a pre-revenue startup, our Delaware franchise tax obligation for fiscal year 2021 reached $23,600. Nevada only charges corporations incorporated in Nevada nominal annual corporate fees based on the corporation’s authorized stock. We anticipate that our obligation for this annual fee will be approximately $1,000, based on Oracle NV’s current authorized shares.

Changes to Certificate of Incorporation

(a)	Limited Liability of Directors and Officers.

The Articles of Incorporation of Oracle NV limit the liability of its directors and officers to the maximum extent permitted by Nevada law. As a result, a director or officer will have no personal liability to Oracle NV or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (b) the payment of distributions in violation of section 78.300 of the Nevada Revised Statutes. Our prior Delaware Certificate of Incorporation contains a similar provision limiting the liability of our directors to the maximum extent permitted under Delaware law, which states no director shall be personally liable to Oracle DE or its stockholders for damages for breach of fiduciary duty as a director, except (i) for any breach of his duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derives an improper personal benefit.

(b)	Indemnification of Directors and Officers.

The Articles of Incorporation of Oracle NV allow it to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Oracle NV, or who is or was serving at the request of Oracle NV as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the Nevada Revised Statutes. Our prior Delaware Certificate of Incorporation contains a similar provision providing for indemnification to the maximum extent permitted under Delaware law, which states that, to the fullest extent permitted by DGCL, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the DGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

(c)	No Restrictions on Business Combinations with Interested Stockholders.

In its Articles of Incorporation, Oracle NV has elected not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, regulating corporate takeovers. The application of these sections of the Nevada Revised Statutes would have limited the ability of our stockholders to approve a transaction that they may deem to be in their interests. Our Board of Directors has determined that remaining subject to this statute would place unnecessary burdens on the Company in connection with the completion of beneficial business transactions with interested stockholders, and has thus decided to forego the provisions of these sections of the Nevada Revised Statutes. Section 203 of the DGCL subjects the Company to similar restrictions on transactions with interested stockholders, and our prior Delaware Certificate of Incorporation contains a provision expressly electing not to be governed by that statute.

(d)	No Restrictions on Control Share Acquisitions.

In its Articles of Incorporation, Oracle NV has elected not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, restricting certain acquisitions of a controlling interest in a corporation. Our Board of Directors has determined that remaining subject to this statute would place unnecessary burdens on the Company in connection with the completion of third party financings, and has thus decided to forego the provisions of these sections of the Nevada Revised Statutes. The DGCL does not have a control share acquisition statute.

Changes to Bylaws

(a)	Issuance of Uncertificated Shares.

The Bylaws of Oracle NV provide that the Board of Directors may authorize the issuance of uncertificated shares of some or all of the shares of its classes or series; provided that, (i) within a reasonable time after the issuance or transfer of uncertificated shares, Oracle NV send the stockholder a written statement containing the information required on the certificates and (ii) at least annually thereafter, Oracle NV provide to its stockholders of record a written statement confirming the information contained in such informational statement. Our prior Delaware Bylaws only provide that the Board of Directors may authorize the issuance of uncertificated shares of any or all classes or series of its stock.

(b)	Special Meetings of Stockholders

The Bylaws of Oracle NV provide that special meetings of stockholders may be called by the Chief Executive Officer or the President, or shall be called by the President or Secretary at the request in writing of a majority of the Board of Directors or at the request in writing of the holders of at least 30% of all the shares issued, outstanding and entitled to vote. Our prior Delaware Bylaws set forth that special meetings of stockholders may be called by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the President, (iv) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (v) by the holders of shares entitled to cast not less than 10% of the votes at the meeting.

(c)	Removal of Directors

As required by Nevada Revised Statutes, the Bylaws of Oracle NV provide that any director may be removed either for or without cause at any special meeting of stockholders by the affirmative vote of at least two-thirds of the voting power of the issued and outstanding stock entitled to vote. Our prior Delaware Bylaws set forth that any director may be removed from office at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock entitled to elect such director.

(d)	Special Meetings of the Board of Directors

The Bylaws of Oracle NV provide that special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, the Chief Executive Officer or the President on oral or written notice to each director given at least forty-eight (48) hours prior to the time of the meeting. Special meetings shall be called by the Chief Executive Officer, the President or the Secretary in like manner and on like notice on the written request of any director. Our prior Delaware Bylaws set forth that special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer, the President, or by any of the foregoing on the request of a majority of directors.

EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation of Oracle Health, Inc., as amended to date
2.2	Bylaws of Oracle Health, Inc., as amended to date
7.1	Agreement and Plan of Merge, dated June 7, 2022, by and between Oracle Health, Inc., a Delaware corporation, and Oracle Health, Inc., a Nevada corporation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oracle Health, Inc., d/b/a Future Cardia

Date: June 14, 2022	By:	/s/ Jaeson Bang
	Name:	Jaeson Bang
	Title:	Chief Executive Officer

5